UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2010

Commission File Number:  001-33976

OMEGA NAVIGATION ENTERPRISES, INC.
(Translation of registrant’s name into English)

24, Kaningos Street Piraeus 185 34 Greece
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [ X ]       Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ].

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ].

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached as Exhibit 1 is a copy of the press release of Omega Navigation Enterprises, Inc. (the “Company”) on March 15, 2010.

Exhibit 1

OMEGA NAVIGATION ENTERPRISES, INC. ANNOUNCES ITS JOINT VENTURE COMPANY, MEGACORE SHIPPING LTD., HAS TAKEN DELIVERY OF MR1 PRODUCT CARRIER MEGACORE HONAMI AND COMMENCEMENT OF TIME CHARTER CONTRACT WITH NIPPON YUSEN KAISHA (NYK LINE)

Athens, Greece, March 15, 2010 – Omega Navigation Enterprises, Inc., (NASDAQ:ONAV, SGX: ONAV50),a leading provider of Marine Transportation services specializing in product tankers, announced today the delivery on February 25, 2010 from Hyundai Mipo Dockyard in S. Korea of the Megacore Honami, a 37,000 dwt. product/chemical carrier.  The vessel is owned by a company fully owned by Megacore Shipping Ltd., an equal partnership joint venture between Omega and a wholly owned subsidiary of Glencore International, A. G.

The Megacore Honami represents the first in a series of nine newbuildings (2 MR1s and 7 LR1s) for Megacore.  In addition to this vessel, Megacore is scheduled to have 2 additional deliveries in 2010, 4 newbuilding vessels in 2011 and 2 vessels to be delivered in 2012.  The addition of the Megacore Honami brings the Omega fleet to 10 vessels, either owned directly or through joint venture companies.

The Megacore Honami, immediately subsequent to the delivery, commenced a three year time charter with NYK Line.

About  Omega Navigation Enterprises, Inc.
Omega Navigation Enterprises, Inc. is an international provider of global marine transportation services through the ownership and operation of double hull product tankers. The current fleet includes ten double hull product tankers (two through joint ventures) with a carrying capacity of 596,358 dwt, all of which are under time charter contracts with an average age of less than four and ½ years. In addition to the above mentioned nine newbuilding vessels the Company has also announced the purchase of an additional product tanker with a capacity of 47,000 dwt (through a joint venture) scheduled for delivery in the third quarter 2010. With the addition of these ten vessels, Omega's fleet will expand to 19 product tankers with a total deadweight capacity of 1,252,358 dwt.

The Company was incorporated in the Marshall Islands in February 2005. Its principal executive offices are located in Athens, Greece and it also maintains an office in the United States.

Omega Navigation's Class A Common Shares are traded on the NASDAQ National Market under the symbol "ONAV" and are also listed on the Singapore Exchange Securities Trading Limited under the symbol "ONAV 50."

Cautionary Statement Regarding Forward-Looking Statements
Matters discussed in this press release may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.

The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words "believe," "anticipate," "intends," "estimate," "forecast," "project," "plan," "potential," "will," "may," "should," "expect" "pending" and similar expressions identify forward-looking statements.

The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, the Company's management's examination of historical operating trends, data contained in the Company's records and other data available from third parties. Although the Company believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond the Company's control, the Company cannot assure you that the Company will achieve or accomplish these expectations, beliefs or projections.

In addition to these important factors other important factors that, in the Company's view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies and currencies, general market conditions, including fluctuations in charter rates and vessel values, changes in demand for product tanker and dry bulk shipping capacity, changes in the Company's operating expenses, including bunker prices, drydocking and insurance costs, the market for the Company's vessels, availability of financing and refinancing, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, vessels breakdowns and instances of off-hires and other factors. Please see the Company's filings with the Securities and Exchange Commission for a more complete discussion of these and other risks and uncertainties.

Contacts:

Company Contact:
Gregory A. McGrath
Chief Financial Officer
Omega Navigation Enterprises, Inc.
PO Box 272
Convent Station, NJ 07961
Tel. (551) 580-0532
E-mail: gmcgrath@omeganavigation.com
www.omeganavigation.com

Investor Relations / Financial Media:
Nicolas Bornozis
President
Capital Link, Inc.
230 Park Avenue, Suite 1536
New York, NY 10169
Tel. (212) 661-7566
E-mail: nbornozis@capitallink.com
www.capitallink.com

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Omega Navigation Enterprises, Inc.

(Registrant)

Dated:  March 15, 2010

  By:  /s/ Gregory A. McGrath

  -------------------------------------

Gregory A. McGrath
Chief Financial Officer